Exhibit 11.1

RF MONOLITHICS, INC.

Computation of Net Income (Loss) per Share

Years Ended August 31, 2004, 2003 and 2002

(In thousands, except per-share data)

	2004	2003	2002
Average common shares outstanding	7,597	7,170	7,095
Net effect of dilutive stock options – based on the treasury stock method	658	—	—

Total common and common equivalent shares	8,255	7,170	7,095

Net income (loss)	$2,237	$(3,341)	$(442)

Net income (loss) per share – Basic	$0.29	$(0.47)	$(0.06)

Net income (loss) per share – Diluted	$0.27	$(0.47)	$(0.06)